Exhibit 99.77c

ITEM 77C – Matters Submitted to a Vote of Security Holders

1.

On August 20, 2013 a Special Meeting of Shareholders of ING DFA Global Allocation Portfolio, a series of ING Investors Trust, was held at which the shareholders were asked to approve: (1) a Plan of Liquidation and Dissolution for the Portfolio.

	Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Total Shares Voted
ING DFA Global Allocation Portfolio	1	729,630.000	19,268.000	143,092.000	891,990.000

2.

On August 22, 2013 a Special Meeting of Shareholders of ING Pioneer Mid Cap Value Portfolio, a series of ING Investors Trust, was held at which the shareholders were asked to approve: (1) an Agreement and Plan of Reorganization by and between the Portfolio and ING Large Cap Value Portfolio, providing for the reorganization of the Portfolio with and into ING Large Cap Value Portfolio.

	Proposal	Shares voted for	Shares voted against or withheld	Shares abstained	Total Shares Voted
ING Pioneer Mid Cap Value Portfolio	1	39,329,681.000	2,035,071.000	3,230,768.000	44,595,520.000